 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-264594
PROSPECTUS
359,392,436 Class A Ordinary Shares
of
BABYLON HOLDINGS LIMITED
This prospectus relates to the resale or other disposition, from time to time, of 359,392,436 of our Class A ordinary shares, par value $0.0000422573245084686 per share (the “Class A ordinary shares”):
i.
355,971,947 of which were issued in connection with the PIPE Investment and certain of which were issued to certain of our affiliates and affiliates of Alkuri in connection with the Business Combination (or Class A ordinary shares that were issued to our founder upon conversion of Class B ordinary shares), pursuant to a prospectus dated November 9, 2021; and

ii.
3,412,107 of which were issued in connection with the Higi Acquisition and 8,382 of which were issued upon exercise of options under our equity compensation plans, pursuant to a prospectus dated April 29, 2022;

by the selling shareholders identified in this prospectus (each, a “Selling Shareholder” and collectively, the “Selling Shareholders”).
Our Class A ordinary shares are currently traded on the New York Stock Exchange (“NYSE”) under the symbol “BBLN.” The last reported sale price of our Class A ordinary shares on November 28, 2022 was $0.5434 per share.
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.
We are an “emerging growth company” and a “foreign private issuer” as defined under applicable federal securities law and are subject to reduced public company reporting requirements for this prospectus and future filings. See, “Prospectus Summary — Implications of Being an “Emerging Growth Company” and a Foreign Private Issuer.”
Investing in our Class A ordinary shares involve risks. Before buying any of our Class A ordinary shares, you are urged to read carefully the section entitled “Risk Factors” beginning on page 7 of this prospectus.
Neither the Securities and Exchange Commission (the “SEC”), the Jersey Financial Services Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 5, 2022

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form F-3 that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, the Selling Shareholders may, at any time and from time to time, offer and sell the securities described in this prospectus in one or more offerings. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our securities. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to a copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.
When the Selling Shareholders sell securities using this prospectus, to the extent necessary, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the number of shares being offered, the manner of distribution, the identity of any underwriters or other counterparties and other specific terms related to the offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any statement made in an accompanying prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the accompanying prospectus supplement. You should read both this prospectus and any prospectus supplement together with any additional information described under the headings “Where You Can Find Additional Information” and “Documents Incorporated by Reference” before deciding to invest in any of the securities being offered. The information contained in this prospectus and any supplement to this prospectus, or incorporated by reference herein, is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus or of any sale of our Class A ordinary shares. Our business, financial condition, results of operations and prospects may have changed since those dates.
You should rely only on this prospectus, the information incorporated or deemed to be incorporated by reference in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither we nor the Selling Shareholders have authorized anyone to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus. Neither we nor the Selling Shareholders take any responsibility for, nor can provide assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
We are a company incorporated under the laws of the Bailiwick of Jersey, Channel Islands, a British crown dependency. Under the rules of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Unless indicated otherwise or the context otherwise requires, all references to the term “Babylon,” the “Company,” “we,” “us,” “our” and similar terms refer to Babylon Holdings Limited, together with its subsidiaries.
Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). In presenting and discussing our financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measure(s).
All references in this prospectus to “U.S. dollars” or “$” are to the legal currency of the United States.

No action is being taken in any in any jurisdiction outside the United States to permit a public offering of the securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to an offering pursuant to and the distribution of this prospectus applicable to that jurisdiction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements.
In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations.
Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: our inability to generate profit in the future or obtain additional financing on favorable terms; our ability to sell the Meritage Medical Network/Independent Physicians Association business (the “IPA Business”), including the timing of the sale and the amount of sale proceeds; the impact of our planned reverse share split on the price and trading market for our Class A ordinary shares; if we fail to comply with the NYSE’s continuing listing requirements and rules, the NYSE may delist our Class A ordinary shares; uncertainties related to our ability to continue as a going concern; our ability to successfully execute our planned cost reduction actions and realize the expected cost savings; our inability to manage growth and execute business plans, address competitive challenges, maintain corporate culture or grow at our historical rates; risks associated with impairment of goodwill and other intangible assets; competition; our inability to renew contracts with existing customers, contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our inability to maintain and expand a network of qualified providers; our inability to increase engagement of individual members or realize the member healthcare cost savings that we expect; the concentration of our revenue on a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our inability to develop and release new solutions and services; our relatively limited operating history; difficulty in hiring and retaining talent to operate our business; dependence on relationships with third parties for growth; our fluctuating quarterly results; risks associated with our international operations, economic uncertainty or downturns; risks associated with expanding our direct sales force and acquiring other businesses; risks associated with our use of open source software; risks associated with catastrophic events and pandemics, including the COVID-19 pandemic; risks associated with our long and unpredictable sales and implementation cycle; our inability to obtain or maintain insurance licenses or authorizations allowing our participation in risk-sharing arrangements with payers; risks associated with foreign currency exchange rate fluctuations and restrictions; risks associated with evolving laws and government regulations, including tax laws; risks that certain of our software products could become subject to oversight by the United States Food and Drug Administration (“FDA”); risks associated with medical device regulations applicable to certain of our products and operations; risks associated with our intellectual property and potential claims and legal proceedings; risks associated with information technology, cybersecurity and data privacy; risks associated with ownership of our Class A ordinary shares, and operating as a public company; risks associated with our incorporation in Jersey; and other risks and uncertainties described the section entitled “Risk Factors” in this prospectus and in the documents incorporated by reference into this prospectus.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties described in the section entitled “Risk Factors” in this prospectus and in the documents incorporated by reference into this prospectus.

v

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this prospectus or in the documents included as exhibits or incorporated by reference. Accordingly, you are urged to carefully review this prospectus in its entirety (including all documents filed as exhibits to the registration statement that contains this prospectus or incorporated by reference, which exhibits may be obtained by following the procedures set forth herein in the section entitled “Where You Can Find Additional Information”), particularly the risks and discussion of risks in the “Risk Factors” beginning on page 7 of this prospectus and the “Operating and Financial Review and Prospects” section and our consolidated financial statements and related notes contained in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022, the “Management’s Discussion and Analysis” and our consolidated financial statements and related notes included as exhibits to our Form 6-K filed with the SEC on August 18, 2022 as well as the information included in any free writing prospectus that we have authorized for use in connection with an offering pursuant to this prospectus. Our actual results may differ significantly from the results stated in or suggested by such forward-looking statements due to a variety of factors, including those set forth in the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” section.
Our Company
We are a leading digital-first, value-based care company. Founded in 2013, our mission is to make high quality healthcare accessible and affordable for everyone on Earth. We believe we are poised to reengineer the global healthcare market to better align system-wide incentives and to shift the focus from reactive sick care to preventative healthcare, resulting in better member health, improved member experience and reduced costs. To this end, we are building an integrated digital first primary care service that can manage population health at scale. We combine artificial intelligence and broader technologies with human expertise to deliver modern healthcare. Through the devices people already own, we offer millions of people globally ongoing, always-on care.
Recent Developments
Reverse Share Split
On November 9, 2022, we announced that our board of directors approved a reverse share split of our Class A ordinary shares at a 1-for-25 conversion ratio (the “Reverse Share Split”). The Reverse Share Split will become effective on December 15, 2022, and the Class A ordinary shares are expected to begin trading on a split-adjusted basis when the NYSE opens on December 16, 2022. Concurrent with the Reverse Share Split, the par value of the Class A ordinary shares will be proportionately adjusted.
Following the Reverse Share Split, the number of issued and outstanding Class A ordinary shares will be reduced from approximately 620 million to approximately 24.8 million shares. The Class A ordinary shares will continue to trade on the NYSE under the existing symbol, “BBLN.”
Private Placement and Conversion of Class B ordinary shares
On October 16, 2022 and October 17, 2022, we entered into subscription agreements (the “Subscription Agreements”) with several investors (collectively, the “Investors”) for a private placement of our Class A ordinary shares (the “Private Placement”). On November 3, 2022, the Private Placement closed, and we issued 189,924,499 Class A ordinary shares to the Investors.
As a condition to closing the Private Placement, our founder, Dr. Ali Parsadoust and ALP Partners Limited, as the sole holder of the outstanding 79,637,576 Class B ordinary shares, par value $0.0000422573245084686 per share (the “Class B ordinary shares”), converted all of the outstanding Class B ordinary shares to 79,637,576 Class A ordinary shares (the “Conversion”) on November 1, 2022. Following the Conversion, there are no Class B ordinary shares issued and outstanding. As a result of the Conversion, we no longer have a dual class voting share structure that tends to concentrate voting power with Dr. Parsadoust and are no longer a “controlled company” within the meaning of the NYSE rules.

Planned Sale of IPA Business
On October 12, 2022, we announced that we intend to sell our IPA Business, including Meritage Medical Network, a network of physicians which provides physical care in California, in order to focus on our core business model through further investment in digital-first contracts.
We have initiated the formal process for the sale of the IPA Business with BofA Securities, Inc. acting as our financial advisor and in the interim, remain committed to supporting Meritage.
Warrant Exchange Offer
On June 23, 2022, we announced the closing of the exchange offer (the “Warrant Exchange Offer”) and consent solicitation (the “Consent Solicitation”) relating to our outstanding (i) public warrants to purchase Class A ordinary shares, which traded on the NYSE under the symbol “BBLN.W” (the “public warrants”) and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”) to receive 0.295 Class A ordinary shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Warrant Exchange Offer. At the closing of the Warrant Exchange Offer, we issued 3,949,471 Class A ordinary shares in exchange for the tendered warrants. We also announced our intention to exchange all remaining untendered warrants for Class A ordinary shares in accordance with the terms of the warrant agreement, as amended by the warrant amendment dated June 23, 2022 (the “Warrant Amendment”), by and between the Company and Computershare Trust Company, N.A., which governs the warrants (the “Warrant Agreement”).
The Warrant Exchange Offer and Consent Solicitation expired at Midnight (end of day), Eastern Standard Time on June 17, 2022. A total of (i) 7,454,558 public warrants, or approximately 86.4% of the outstanding public warrants and (ii) 5,933,333 private placement warrants, or 100% of the 5,933,333 outstanding private placement warrants, were validly tendered and not validly withdrawn in the Warrant Exchange Offer and Consent Solicitation, and therefore such warrants consented to the Warrant Amendment. Because consents were received from holders of more than 50% of the outstanding public warrants and more than 50% of the outstanding private placement warrants, the Warrant Amendment was approved.
The Warrant Amendment amended the Warrant Agreement to provide us with the right to mandatorily exchange our remaining outstanding warrants for Class A ordinary shares at an exchange ratio of 0.2655 Class A ordinary shares for each warrant, which is a ratio 10% less than the exchange ratio applicable to the Warrant Exchange Offer. We exercised our right, under the Warrant Amendment, to require the exchange of not less than all of the warrants for Class A ordinary shares upon notice to the registered holders of the outstanding warrants at least fifteen days prior to July 8, 2022, the exchange date fixed by us. We completed the exchange of our remaining outstanding warrants for 310,753 Class A ordinary shares and the public warrants were delisted from the NYSE on July 8, 2022.
For more information concerning the warrants, see “Description of Share Capital and Articles of Association.”
Impact of Recent Regulatory and Legal Developments
On June 24, 2022, the U.S. Supreme Court issued its decision in Dobbs v. Jackson Women’s Health Organization, holding that the Constitution of the United States does not confer a right to obtain an abortion, and overturning both Roe v. Wade (1973) and Planned Parenthood v. Casey (1992). As a practical matter, the decision will make it difficult or impossible for some pregnant individuals to obtain certain sexual or reproductive health services in a substantial number of U.S. states.
The Dobbs decision has triggered widespread legal uncertainty concerning the delivery of reproductive and family planning services. About half of the U.S. states are expected to or already have laws that prohibit or heavily limit abortion services. These state laws largely regulate healthcare providers and patients, although some state laws capture other parties that “aid and abet” the violation of these laws. However, some of these laws are being challenged in state and federal courts on various legal grounds, the U.S. President signed an executive order on July 8, 2022 aimed at protecting abortion rights, and a number of states are following suit by passing legislation to protect patients who seek abortion services.

Our business has been adversely impacted by the Dobbs decision because we must now invest, and expect to need to continue to invest, substantial resources to monitor the status of legal developments that may impact our and our clinicians’ ability to provide telehealth services related to sexual and reproductive health. If we fail to fully comply with any of these changing laws to the extent that they apply to our business, as a result of ambiguity in the law or otherwise, we may be subject to monetary liabilities, injunctions or other negative consequences. In addition, changes in insurance coverage for sexual and reproductive health services under health plans that we contract with could adversely impact our ability to provide and be paid for such services.
Agreements with Executive Officers
As of the date of this prospectus, our executive officers are Ali Parsadoust, Chief Executive Officer; David Humphreys, Chief Financial Officer; Paul-Henri Ferrand, Chief Operating Officer, and Darshak Sanghavi, Chief Medical Officer. Effective as of August 1, 2022, we entered into written employment agreements with each of our executive officers except Mr. Humphreys, whose appointment as our Chief Financial Officer was effective on September 29, 2022. We entered into a written employment agreement with Mr. Humphreys on September 29, 2022. The employment agreements with our executive officers are at-will and generally provide for specific salary, target bonus opportunities, and equity grants. In the case of a termination by us without cause or by the executive officer with good reason, each executive officer is entitled to receive a severance payment equal to 12 months of base salary and subsidized continuation coverage under COBRA at active employee rates for up to six months; provided, that, if the termination by us without cause or by the executive officer with good reason is in connection with a change of control, the executive officer is entitled to certain enhanced severance benefits, which include an additional six months subsidized COBRA, pro-rata target bonus, and accelerated vesting of time-based equity awards. The executive officers are subject to post-termination non-competition and non-solicitation covenants for a period of twelve months, as well as perpetual confidentiality and non-disparagement obligations.
Implications of Being an “Emerging Growth Company” and a Foreign Private Issuer
Emerging Growth Company
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012. We are an emerging growth company until the earliest to occur of (i) the last day of the fiscal year (A) following the fifth anniversary of the first sale of the units of Alkuri Global Acquisition Corp. (“Alkuri”), a special purpose acquisition company with which we completed a business combination in October 2021, pursuant to an effective registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Securities Act”), (B) in which we have total annual gross revenue of at least $1.235 billion, or (C) in which we are deemed to be a large accelerated filer, which means the market value of our outstanding ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.
As an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include: (i) the option to present only two years of audited financial statements and related discussion in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of certain of our prospectuses; (ii) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002; (iii) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); (iv) not being required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; and (v) not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies.
We have elected not to opt out of, and instead to take advantage of, such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
Foreign Private Issuer
We report under the Exchange Act as a non-U.S. company with foreign private issuer status, but we will no longer qualify as a foreign private issuer as of January 1, 2023. As long as we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, and current reports on Form 8-K upon the occurrence of specified significant events.
Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. As a foreign private issuer, we continue to be exempt until January 1, 2023 from the more stringent compensation and other disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.
Company Information
Babylon was incorporated under the laws of Jersey, Channel Islands, on April 11, 2014 with registered number 115471. The mailing address of Babylon’s principal executive offices is 2500 Bee Cave Road, Building 1 — Suite 400, Austin, Texas 78746 and Babylon’s telephone number at that address is (512) 967-3787.
Our website is www.babylonhealth.com. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not consider information contained on our website in deciding whether to purchase our Class A ordinary shares.

THE OFFERING
Class A ordinary shares offered by the Selling Shareholders
359,392,436 Class A ordinary shares the (“Shares”).
i.
355,971,947 of which were issued in connection with the PIPE Investment and certain of which were issued to certain of our affiliates and affiliates of Alkuri in connection with the Business Combination (or Class A ordinary shares that were issued to our founder upon conversion of Class B ordinary shares), pursuant to a prospectus dated November 9, 2021; and

ii.
3,412,107 of which were issued in connection with the Higi Acquisition and 8,382 of which were issued upon exercise of options under our equity compensation plans, pursuant to a prospectus dated April 29, 2022.

Class A ordinary shares outstanding after this offering
620,132,944 Class A ordinary shares.
Plan of Distribution
The Selling Shareholders, including their pledgees, donees, transferees, distributees, beneficiaries or other successors-in-interest, may from time to time offer some or all of the Shares in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices, or in trading markets for our Class A ordinary shares. See “Plan of Distribution.”
Use of Proceeds
We will not receive any proceeds from the sale of our Shares by the Selling Shareholders pursuant to this prospectus. See “Use of Proceeds” and “Selling Shareholders.”
NYSE listing symbol
Our Class A ordinary shares are currently listed on the NYSE under the symbol “BBLN.”
Risk factors
Investing in our securities involves a high degree of risk. Please read the information contained in and incorporated by reference under the heading “Risk Factors” in this prospectus, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus, together with the other information included in or incorporated by reference into this prospectus, before deciding whether to invest in our securities.
Unless otherwise stated in this prospectus, the number of our Class A ordinary shares set forth herein is as of November 15, 2022 and is based on 620,132,944 Class A ordinary shares issued and outstanding and does not reflect the Reverse Share Split. Such shares that are issued and outstanding on such date include (i) 3,266,312 restricted stock awards, (ii) 38,800,000 post-Conversion Class A ordinary shares, originally issued as 38,800,000 Class B ordinary shares by Babylon to Dr. Ali Parsadoust, our founder and Chief Executive Officer as part of our definitive merger agreement, dated as of June 3, 2021, with Alkuri (the “Merger”) and (iii) 1,293,750 Class A ordinary shares issued by Babylon as part of the Merger to Alkuri’s sponsor, but excludes:
•
11,906,334 Class A ordinary shares issuable upon the exercise of outstanding options under our Company Share Option Plan, Long-Term Incentive Plan and 2021 Equity Incentive Plan at a weighted-average exercise prices of $2.51 per share (as of October 31, 2022);

•
18,705,468 Class A ordinary shares issuable upon vesting of outstanding restricted stock units (“RSUs”) awarded under our 2021 Equity Incentive Plan (as of October 31, 2022);

•
9,050,000 Class A ordinary shares issuable upon vesting of outstanding restricted stock awards (“RSAs”) awarded under our 2021 Equity Incentive Plan (as of October 31, 2022);

•
9,800,000 Class A ordinary shares issuable upon vesting of outstanding performance share units awarded under our 2021 Equity Incentive Plan (as of October 31, 2022);

•
24,808,471 Class A ordinary shares available for issuance pursuant to future awards under of 2021 Equity Incentive Plan (as of October 31, 2022); and

•
2,636,249 Class A ordinary shares issuable pursuant to the AlbaCore Warrants.

Following the Reverse Share Split, the number of issued and outstanding Class A ordinary shares will be reduced from approximately 620 million to approximately 24.8 million shares. Following the Conversion, there are no Class B ordinary shares issued and outstanding.

RISK FACTORS
We operate in a market environment that is difficult to predict and that involves significant risks, many of which are beyond our control. You should consider and read carefully all of the risks and uncertainties described in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022, as updated or superseded by the risks and uncertainties described under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus, together with all of the other information contained in this prospectus and incorporated by reference herein, and any free writing prospectus that we may authorize for use in connection with this offering. Some of these factors relate principally to our business and the industry in which we operate. Other factors relate principally to your investment in our securities. The risks and uncertainties described therein and below are not the only risks facing us. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, our business, financial condition or results of operations could be seriously harmed. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor, if they materialize, also may adversely affect us. See the sections titled “Where You Can Find More Information” and “Documents Incorporated by Reference” in this prospectus for additional information.
Risks Related to Our Business and Operations
Our historical operating results and dependency on further capital raising indicate significant doubt exists related to our ability to continue as a going concern.
Our financial statements have been prepared assuming that we will continue as a going concern. We have incurred losses and used significant cash in operating activities since inception. For the year ended December 31, 2021, we incurred a loss for the year of $374.5 million (2020: loss of $188.0 million, 2019: loss of $140.3 million), and net operating cash outflows of $145.9 million (2020: $143.4 million, 2019: $143.6 million). As of December 31, 2021, we had a net asset position, or total equity, of $165.3 million (2020: $48.4 million) and cash and cash equivalents of $262.6 million (2020: $101.8 million). For the six months ended June 30, 2022, we incurred a loss for the period of $248.4 million (2021: $75.7 million) and net operating cash outflows of $126.9 million (2021: $19.5 million). As of June 30, 2022, we had a net asset position, or total equity, of $60.4 million (2021: $165.3 million) and cash and cash equivalents of $187.0 million (2021: $262.3 million). We require significant cash resources to, among other things, fund working capital requirements and make capital expenditures, including those related to product development and growing our business.
Since December 31, 2021, we have issued on March 31, 2022 an additional $100 million of unsecured notes due 2026 to an affiliate of AlbaCore Capital LLP, announced in July 2022 incremental cost reduction actions, announced in October 2022 our intention to sell the IPA Business in early 2023, and raised in November 2022 gross proceeds of $80 million in the Private Placement. However, our existing capital resources may not be sufficient for us to fund our operations for at least twelve months after the date of this prospectus if we are unable to complete the sale of the IPA Business, the sale of the IPA Business is delayed, or the proceeds of the sale of the IPA Business are less than we anticipate, and we may need to raise additional capital to sustain our operations.
If we were to require additional funding, seek additional sources of financing or desire to refinance our debt, we believe that our historical ability to raise and deploy capital to fund the development of our digital healthcare platform and expansion of our operations would enable us to access financing on reasonable terms. However, there can be no assurance that such financing would be available to us on favorable terms or at all.
If the financing is not available, or if the terms of such financing are not acceptable to us, we may be forced to decrease the level of investment in our digital healthcare platform, scale back our operations, explore divestitures, defer investments to execute on our growth strategy or execute a combination of these cost management strategies, which could have an adverse impact on our business and financial prospects. In addition, there are material uncertainties (i.e., execution of a timely sale of the IPA Business for proceeds that meet or exceed our expectations) related to events or conditions that may cast significant doubt on our ability to continue as a going concern and therefore, to continue realizing our assets and discharging our liabilities in the normal course of business. Any failure to generate additional liquidity could negatively impact our ability to operate our business.
If we fail to comply with the NYSE’s continuing listing requirements and rules, the NYSE may delist our Class A ordinary shares, which could negatively affect our company, the price of our Class A ordinary shares and your ability to sell our Class A ordinary shares.
We are required to meet certain quantitative tests as well as corporate governance and other qualitative standards to maintain the listing of our Class A ordinary shares on the NYSE. On September 15, 2022, we received notice from the NYSE that we were not in compliance with Rule 802.01C of the NYSE Listed Company Manual, which provides that a NYSE-listed company is considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day period.
We notified the NYSE of our intent to cure this deficiency, within six months following the receipt of the notice in accordance with the NYSE’s rules, by implementing a reverse share split. At our Annual General Meeting of Shareholders on September 14, 2022, we received shareholder approval of a reverse share split at a conversion ratio of between 15 and 25. On November 9, 2022, we announced that our board of directors approved the Reverse Share Split of our Class A ordinary shares at a 1-for-25 conversion ratio. The Reverse Share Split will become effective on December 15, 2022, and the Class A ordinary shares are expected to begin trading on a split-adjusted basis when the NYSE opens on December 16, 2022. After effecting the Reverse Share Split, the deficiency will be deemed cured if the closing price of the Class A ordinary shares promptly exceeds $1.00 per share, and the price remains above that level for at least the following 30 trading days. However, there is no assurance that such measures will be successful.
A delisting of our Class A ordinary shares could negatively impact us by, among other things, reducing the liquidity and market price of our Class A ordinary shares; reducing the number of investors willing to hold or acquire our Class A ordinary shares, which could negatively impact our ability to raise equity financing; limiting our ability to issue additional securities or obtain additional financing in the future; decreasing the amount of news and analyst coverage of us; and causing us reputational harm with investors, our employees, and parties conducting business with us.
We may incur future goodwill impairment charges or other asset impairment charges which could negatively impact our future results of operations and financial condition.
Goodwill and other intangible assets represent a significant portion of our assets and totaled $148.9 million and $205.1 million, as of June 30, 2022, and December 31, 2021, respectively. Goodwill is the excess of the fair value of consideration transferred over the fair value of identifiable net assets, including other intangible assets acquired at the time of an acquisition. Other intangible assets also include capitalized development costs related to expenditures incurred for the development of our digital healthcare platform. We review goodwill and other intangible assets at least annually for impairment. We may need to perform impairment tests more frequently if events occur or circumstances indicate that the carrying amount of these assets may not be recoverable.
As an example, as a result of a decrease in our publicly quoted share price and market capitalization continuing into 2022, we conducted an interim test of impairment on impacted cash generating units (“CGU”), consisting of both the Higi CGU and the California Independent Physician’s Association CGU as of June 30, 2022. For each CGU, the recoverable amount was based on its value in use (which is considered to be equal to, or higher than, its fair values less costs of disposal). As a result of these reviews, we identified an impairment related to our Higi CGU of $50.7 million as of June 30, 2022. The goodwill was allocated to the Higi CGU following the acquisition of Higi in the fourth quarter of 2021. We did not identify any impairment within the California IPA CGU.
These events or circumstances could include a significant change in the business climate and activities, attrition of key personnel, a prolonged decline in our stock price and reduction of market capitalization, legal factors, operating performance indicators, competition, potential sale or disposition of a significant portion of one of our businesses and other factors. Any future impairment of goodwill or other intangible assets would result in a non-cash charge against earnings, which would adversely affect our results of operations. The valuation of the cash generating units requires judgment in estimating future cash flows (including potential net sale proceeds associated with a sale or disposition and value in use), discount rates and other factors. Due to changes in market and general business conditions, or a requirement to value a CGU on a fair value less costs of disposal basis, our goodwill and other intangible assets may be impaired in future periods.
Risks Related to Ownership of Our Class A Ordinary Shares
Techniques employed by short sellers may drive down the market price of our Class A ordinary shares.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the public of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. We may not be able to defend against any such short seller attacks, and may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2022 on:
•
an actual basis; and

•
as adjusted to give effect to the Conversion and the Private Placement.

The table does not give effect to the Reverse Share Split.
The information in this table should be read in conjunction with and is qualified by reference to the financial statements and other financial information incorporated by reference into this prospectus.
	As of September 30, 2022
	Actual (unaudited)	As Adjusted (unaudited)
	(in thousands)
Cash and cash equivalents	$110,231	$188,228
Loans and borrowings	270,264	270,264
Warrant liability	1,397	1,397
Equity
Ordinary share capital	16	24
Share premium	927,935	1,005,925
Share-based payment reserve	111,095	111,095
Retained earnings	(1,176,313)	(1,176,313)
Foreign currency translation reserve	(2,387)	(2,387)
Total equity	(139,654)	(61,657)
Total Capitalization	$132,007	$210,004

USE OF PROCEEDS
We are registering the resale of our Class A ordinary shares by the Selling Shareholders. We are not selling any securities under this prospectus and will not receive any proceeds from the sale of the Shares covered hereby. The net proceeds from the sale of the Shares offered by this prospectus will be received by the Selling Shareholders.
With respect to the registration of the Shares, the Selling Shareholders will pay any underwriting discounts and commissions incurred by them in disposing of the Shares. We have borne all other costs, fees and expenses incurred in effecting the registration of the Shares covered by this prospectus, including all registration and filing fees, and fees of our counsel and our independent registered public accountants.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
A summary of the material provisions governing our share capital is provided below. This summary is not complete and should be read together with the Company’s Amended and Restated Memorandum and Articles of Association dated effective on October 21, 2021 (the “Babylon Articles”). As of November 1, 2022, in connection with the Conversion, there are no Class B ordinary shares outstanding.
We are registered with the Jersey companies registry under number 115471. We have unrestricted corporate capacity, and our purpose and objects are not limited by the terms of our constitution.
The following is a description of our share capital and the material terms of the Babylon Articles. The following descriptions of share capital and provisions of the Babylon Articles are summaries and are qualified by reference to the Babylon Articles, a copy of which is filed with the SEC as an exhibit and incorporated by reference into the registration statement of which this prospectus forms a part.
Share Capital
As of the date of this prospectus, our authorized share capital is $409,896.05 divided into 6,500,000,000 Class A ordinary shares, 3,100,000,000 Class B ordinary shares and 100,000,000 deferred shares, with a par value of $0.0000422573245084686 per share (the “deferred shares”). As of November 15, 2022, there are 620,132,944 Class A ordinary shares, no Class B ordinary shares and no deferred shares outstanding. The Class A ordinary shares, Class B ordinary shares and deferred shares are referred to collectively herein as the “Babylon Shares.” Each issued Babylon Share is fully paid.
At our Annual General Meeting of Shareholders, held on September 14, 2022, our shareholders approved special resolutions to authorize the board of directors to carry out the Reverse Share Split, determine a conversion ratio, between 15 and 25, reflecting the number of pre-split Class A ordinary shares that would be consolidated into one post-split Class A ordinary share, and approve related amendments to Babylon’s Amended and Restated Articles of Association (the “Articles Amendments”) to effectuate the Reverse Share Split. On November 9, 2022, our Board of Directors approved a conversion ratio of 1-for-25 in connection with the Reverse Share Split.
The Articles Amendments relating to the Reverse Share Split will provide that our share capital, upon effectiveness of the Reverse Share Split, will be $409,896.05 divided into: 260,000,000 Class A ordinary shares with a par value of $ $0.001056433113 per share; 124,000,000 Class B ordinary shares with a par value of $ $0.001056433113 per share; and 100,000,000 deferred shares with a par value of $0.0000422573245084686 per share. The Reverse Share Split will become effective upon the filing of the Articles Amendments with the Jersey Financial Services Commission on December 15, 2022. No Class B ordinary shares or deferred shares are issued and outstanding.
Conversion of Class B Ordinary Shares
As a condition to the closing of the Private Placement, ALP Partners Limited, the sole holder of all of the Company’s Class B ordinary shares, completed the Conversion on November 1, 2022. Following the Conversion, there are no Class B ordinary shares outstanding.
Voting Rights
Subject to the rights attaching to the relevant shares in the Babylon Articles, holders of Class A ordinary shares are entitled to cast one (1) vote per Class A ordinary shares, and holders of Class B ordinary shares are entitled to cast fifteen (15) votes per Class B ordinary shares. Deferred shares carry no voting rights.
Shareholder Meetings
General Meetings
An annual general meeting and any other shareholders’ meeting (whether convened for the passing of an ordinary or a special resolution) shall be called by at least 14 days’ notice given to all of the shareholders, directors and auditors.

Special Meetings
Under the Jersey Companies Law, only our board of directors or shareholders holding at least 10% of the total voting rights of our share capital can requisition a shareholders’ meeting. A meeting requisitioned by shareholders must be held within two months of receipt by us of the written request, but such shareholders may call the meeting if our board of directors does not call the meeting within 21 days of the date of deposit of the written request at our registered office, in which event such meeting must be held within three months of the date of deposit of the written request of our registered office.
Action by Written Consent
The Babylon Articles prohibit the passing of a resolution of the shareholders in writing, save that where the holder(s) of Class B ordinary shares hold at least a simple majority of the total voting rights held by the shareholders of Babylon, a resolution in writing (be that an ordinary or special resolution, but excluding a resolution removing an auditor) which is signed by shareholders who would be entitled to receive notice of and attend and vote at a general meeting at which such resolution would be proposed and which represent such number of the voting rights as would be required to pass the resolutions on a poll taken at the meeting of those shareholders, shall be valid and effectual.
Board of Directors
Election of Directors
Under the Babylon Articles, our board of directors shall not, unless otherwise determined by an ordinary resolution of the company, be less than three but is not subject to a maximum number. Shareholders are only able to appoint a person as a director at a shareholder meeting if either (i) the relevant person has been recommended by our board of directors or is a serving director who is retiring at that shareholder meeting; or (ii) if a shareholder (other than the person proposed as a director) who is entitled to attend and vote at that shareholder meeting has submitted written notice to us of their intention to nominate the relevant person no less than 90 and no more than 120 full days prior to the date of that shareholder meeting, along with a notice from the relevant person confirming their willingness to be appointed. In addition, the board of directors itself may appoint any person who is willing to act to be a director, subject to maximum director limitations.
Removal of Directors
Under the Babylon Articles, each director of the board of directors who holds such office on the date that is seven days before the notice of our annual general meeting shall retire from office and shall be subject to re-election at each annual general meeting.
Babylon may also remove a director, notwithstanding the above or in any agreement between a relevant director and Babylon, by an ordinary resolution of shareholders.
Director’s Conflict of Interest
An interested director must disclose to the company the nature and extent of any interest in a transaction with the company, or one of its subsidiaries, which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware. Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit or gain realized. A director shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning that director’s own appointment or termination, and may not vote (or be counted in the quorum at a meeting) in respect of any resolution relating to a transaction or arrangement of the company in which that director has an interests which may reasonably be regarded as likely to give rise to a conflict of interest, subject only to certain exceptions (including that the resolution concerns a transaction or arrangement in which the director is interested by virtue of an interest in shares, debentures or other securities of the company or otherwise in or through the company).

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.
Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered.
Miscellaneous
The board of directors may exercise all the powers of the company to borrow money (in addition to, amongst other things, mortgage and charge all or any part of its undertaking, property and assets). A director need not hold any shares or be a member of the company in order to be a director.
The remuneration of a director appointed to an executive office shall be fixed by the board of directors, and the board of directors may grant special remuneration to any director who performs any special or extra services to or at the request of the company. Subject to directors making relevant declarations of interest, a director may also hold any other office or place of profit of the company upon such terms as the board may decide and may be paid such extra remuneration for so doing as the board may decide, as well as act personally (or by a director’s firm) in a professional capacity for the company and be entitled to remuneration services as if the director were not a director.
Transfer of Shares
Under the Babylon Articles, a member is permitted to transfer all or any of their shares in any manner which is permitted by Jersey Companies Law.
Dividends and Liquidation Rights
Subject to Babylon agreeing with any member that all or any part of the Class A ordinary shares or Class B ordinary shares held by such member (from time-to-time) shall be subject to provisions set out in a separate agreement, the holders of such Class A ordinary shares or Class B ordinary shares are entitled to receive dividends in proportion to the number of Class A ordinary shares or Class B ordinary shares held by them. Holders of Class A ordinary shares or Class B ordinary shares are entitled, in proportion to the number of ordinary shares held by them, to participate in a return of assets upon a liquidation/winding-up. Holders of deferred shares are not entitled to receive any dividend or distribution declared, nor are they entitled to share in any surplus on a winding up of Babylon.
Variation of Rights
The rights attached to any class of Babylon Shares may only be varied with the consent in writing of the holders of at least three quarters in nominal value of the issued shares of the relevant class, or with the authority of a special resolution passed at a separate meeting of the holders of those shares.
The consent in writing of the holders of more than half of the issued Class B ordinary shares is required for any amendment to the powers, preferences or other rights attached to the Class A ordinary shares; any dividend or other distribution to the Class A ordinary shares which is not made pro rata to the Class B ordinary shares; or any proposal to treat the Class A ordinary shares differently from the Class B ordinary shares with respect to any consolidation, subdivision, recapitalization or similar, with respect to any consideration in to which the shares are converted or any consideration paid or otherwise distributed to our shareholders upon a change of control following a listing, in each case where such action would be reasonably likely to adversely affect the rights attaching to the Class B ordinary shares.
The consent in writing of the holders of more than half of the issued Class A ordinary shares is required for any amendment to the powers, preferences or other rights attached to the Class B ordinary shares; any dividend or other distribution to the Class B ordinary shares which is not made pro rata to the Class A ordinary shares; or any proposal to treat the Class B ordinary shares differently from the Class A ordinary shares with respect to any consolidation, subdivision, recapitalization or similar, with respect to any consideration in to which the shares are converted or any consideration paid or otherwise distributed to our shareholders upon a change of control following a listing, in each case where such action would be reasonably likely to adversely affect the rights attaching to the Class A ordinary shares.
Options
The board of directors is able to exercise the powers of Babylon in order to, amongst other actions, establish, maintain, adopt and enable participation in any profit sharing or incentive scheme including shares, share options or cash or similar schemes for the benefit of any director or employee of Babylon. In addition, the board of directors has broad rights (subject to Jersey Companies Law, the Babylon Articles and any resolution of Babylon) to generally grant options over any unissued shares in Babylon on such terms as the board of directors may decide.
Calls on Shares
The board of directors may make calls on members in respect of any moneys unpaid on their shares (whether as to nominal amount or premium) and each member shall, subject to receiving at least 14 clear days’ notice (specifying when and where such payment is to be made) pay to the company as required the amount called. The board of directors is able to revoke or postpone such call as they may decide.
Limitations on Share Ownership
The Babylon Articles do not contain any provisions that limit the rights to own securities in the company from a non-resident/foreign holder perspective.
Anti-Takeover Effects of Certain Provisions of the Babylon Articles
General
The Babylon Articles contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are designed to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also intended to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeovers of our company that our shareholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our Class A ordinary shares or Class B ordinary shares and also may limit the price that investors are willing to pay in the future for our Class A ordinary shares or Class B ordinary shares. These provisions may also have the effect of preventing changes in our management. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. A description of these provisions is set forth below.
Dual Class
As described above in “— Voting Rights,” the Babylon Articles provide for a dual class share capital structure, as a result of which holders of Class B ordinary shares are entitled to fifteen (15) votes per share, while holders of Class A ordinary shares are entitled to one (1) vote per share. This provides holders of Class B ordinary shares with significant influence over matters requiring shareholder approval, including the election and removal of directors and significant corporate transactions, such as a merger or other sale of Babylon or its assets.
Advance Notice Procedure
The Babylon Articles provide that a shareholder of Babylon may propose the nomination of a candidate to be elected as a director at a general meeting. Such shareholder must, among other things,

provide notice thereof in writing to Babylon not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the meeting.
The notice must contain, among other things, the particulars which would, if the person were so elected to the position of director, be required to be included in Babylon’s register of directors and a notice executed by the person of the person’s willingness to be elected.
Exclusive Forum Provision
The Babylon Articles provide that, unless Babylon consents in writing to the selection of an alternative forum, the Courts of Jersey shall (to the fullest extent permitted by law) be the sole and exclusive forum for derivative shareholder actions, actions for breach of fiduciary duty by Babylon directors and officers, actions arising out of Jersey Companies Law or actions arising out of or in connection with the Babylon Articles (pursuant to any provisions of Jersey law) or otherwise relating to the constitution or conduct of the company itself (other than any such action of the company that may arise out of a breach of any federal law of the United States or the laws of any U.S. state). The exclusive forum provision would not prevent derivative shareholder actions based on claims arising under U.S. federal securities laws from being raised in a U.S. court and would not prevent a U.S. court from asserting jurisdiction over such claims. In addition, unless the company consents in writing to the selection of an alternative forum, U.S. federal district courts shall be the sole and exclusive form for any resolution of any complaint asserting a cause of action arising under the Securities Act.
Limitation of Liability of Directors and Officers
To the maximum extent permitted by Jersey law, the Babylon Articles include provisions that indemnify the personal liability of directors or officers incurred by them for negligence, default, breach of duty or otherwise in relation to the company. The Babylon Articles also enable the board to purchase and maintain relevant insurance for the benefit of Babylon’s directors, officers, employees or auditors.
We believe that the limitation of liability and indemnification provisions in the Babylon Articles and the indemnification agreements facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
General Other Jersey, Channel Islands Law Considerations
Dividends and other distributions
We may not pay any dividend (whether in cash or assets) unless our directors who are to authorize the dividend have made a statutory solvency statement that, immediately following the date on which the payment is proposed to be made, we are able to discharge its liabilities as they fall due and, having regard to certain prescribed factors including the directors’ intentions regarding the management of Babylon, Babylon is able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the payment is proposed to be made (or until Babylon is dissolved on a solvent basis, if earlier).
Dividends may not be debited to the company’s nominal capital account or any capital redemption reserve, but may be debited to a share premium account. Jersey law does not require that a company has positive profit and loss, retained earnings or similar in order for a dividend to be lawfully paid.
The foregoing also applies to certain types of other distributions made by a Jersey company.
Purchase of Own Shares
As with declaring a dividend, we may not buy back or redeem our shares unless our directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed to be made, the company is able to discharge its liabilities as they fall due and, having regard to certain prescribed factors including the directors’ intentions regarding the management of the company, the company is able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed to be made (or until the company is dissolved on a solvent basis, if earlier).
If the above conditions are met, we may purchase shares in the manner described below.
We may purchase on a stock exchange our own fully paid shares pursuant to a special resolution of our shareholders. The resolution authorizing the purchase must specify:
•
the maximum number of shares to be purchased;

•
the maximum and minimum prices which may be paid; and

•
a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid shares otherwise than on a stock exchange pursuant to a special resolution of our shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem shares is not entitled to vote the shares being purchased on such resolutions.
We may fund a redemption or purchase of our own shares from any source. We cannot purchase our shares if, as a result of such purchase, only redeemable shares would remain in issue.
If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.
Mandatory Purchases and Acquisitions
The Jersey Companies Law provides that where a person has made an offer to acquire a class of all of our outstanding shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding shares, that person is then entitled (and may be required) to acquire the remaining shares of such shares. In such circumstances, a holder of any such remaining shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder’s shares or that the person purchase the holder’s shares on terms different to those under which the person made such offer.
Other than as described above and below under “— U.K. City Code on Takeovers and Mergers,” we are not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of our remaining shares on the same terms as such shareholder’s prior purchase.
Compromises and Arrangements
Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable), the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).
Whether the capital of the company is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.
U.K. City Code on Takeovers and Mergers
The U.K. City Code on Takeovers and Mergers (the “Takeover Code”), applies, among other things, to an offer for a public company whose registered office is in the Channel Islands and whose securities are not admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man if the company is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”), to have its place of central management and control in the United Kingdom or the Channel Islands or the Isle of Man (in each case, a “Code Company”). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.
The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers for Code Companies. Under Rule 9 of the Takeover Code, if a person:
•
acquires an interest in shares of a Code Company that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of the Code Company;

•
who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Code, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested; or

•
the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer (or provide a cash alternative) for the Code Company’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

We are not subject to the Takeover Code but may in the future become subject to the Takeover Code in the event of changes in the board of directors’ composition, changes to the Takeover Code or other relevant change of circumstances.
Rights of Minority Shareholders
Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the grounds that the conduct of our affairs, including a proposed or actual act or omission by us, is “unfairly prejudicial” to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application. What amounts to unfair prejudice is not defined in the Jersey Companies Law. There may also be common law personal actions available to our shareholders.
Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by us or by any of our other shareholders.
Jersey Regulatory Matters
The Jersey Financial Services Commission (“JFSC”), has given, and has not withdrawn, its consent under Articles 2 and 4 of the Control of Borrowing (Jersey) Order 1958 to the issue of securities in the Company. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law.

Public Warrants
Prior to the completion of the Warrant Exchange Offer on June 23, 2022 and exchange of untendered warrants for Class A ordinary shares on July 8, 2022, as described under “Prospectus Summary — Recent Developments — Warrant Exchange Offer,” our public warrants and private warrants remained outstanding.
The below information (including under the heading “— Private Placement Warrants”) is included to reflect the terms of the public warrants and the private warrants to aid in review of the historical financial information included in this prospectus. Following the completion of the Warrant Exchange Offer and the exchange of untendered warrants for Class A ordinary shares, no warrants remain outstanding.
Prior to the completion of the Warrant Exchange Offer, each whole warrant entitled the registered holder to purchase one Class A ordinary share, subject to adjustment as discussed below. Pursuant to the warrant agreement, a warrant holder could exercise its warrants only for a whole number of ordinary shares. This means that only a whole warrant could be exercised at any given time by a warrant holder. No fractional warrants could be issued and only whole warrants would trade. Under the Warrant Agreement, the warrants would expire at 5:00 p.m., New York City time on the date that is five years after October 21, 2021 or earlier upon redemption or liquidation. All shares underlying the public warrants were registered through the registration statement on Form F-1 filed with the SEC on November 9, 2021.
Pursuant to the Warrant Agreement, we had the right to call the warrants for redemption:
•
in whole and not in part;

•
at a price of $0.01 per warrant when the price per ordinary share equaled or exceeded $18.00;

•
at a price of $0.10 per warrant when the price per ordinary share equaled or exceeded $10.00;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder;

•
if, and only if, the reported last sale price of our ordinary shares equaled or exceeded $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing on October 21, 2021 and ending three business days before we sent the notice of redemption to the warrant holders; and

•
if, and only if, the closing price of our ordinary shares equaled or exceeded $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant and the like) for any 20 trading days within the 30-day period commencing on October 21, 2021 and ending three trading days before we sent notice of the redemption to the warrant holders. If and when the warrants became redeemable by us, we could not exercise our redemption right if the issuance of ordinary shares upon exercise of the warrants was not exempt from registration or qualification under applicable state blue sky laws or we were unable to effect such registration or qualification.

We established the last of the redemption criteria discussed above to prevent a redemption call unless there was at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions were satisfied and we issued a notice of redemption of the warrants, each warrant holder was entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the ordinary shares could have fallen fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice was issued.
A holder of a warrant could notify us in writing in the event it elected to be subject to a requirement that such holder would not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder could specify) of the ordinary shares outstanding immediately after giving effect to such exercise.
If the number of outstanding ordinary shares was increased by a stock dividend payable in ordinary shares, or by a split-up of ordinary shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of ordinary shares issuable on exercise of each warrant would be increased in proportion to such increase in the number of outstanding ordinary shares. A rights offering to holders of ordinary shares entitling holders to purchase ordinary shares at a price less than the fair market value would be deemed a stock dividend of a number of ordinary shares equal to the product of (i) the number of ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that were convertible into or exercisable for ordinary shares) and (ii) one (1) minus the quotient of (x) the price per ordinary share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering was for securities convertible into or exercisable for ordinary shares, in determining the price payable for ordinary shares, there would be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value meant the volume weighted average price of ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the ordinary shares traded on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
If the number of outstanding ordinary shares was decreased by a consolidation, combination, reverse stock split or reclassification of ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of ordinary shares issuable on exercise of each warrant would be decreased in proportion to such decrease in outstanding ordinary shares.
Whenever the number of ordinary shares purchasable upon the exercise of the warrants was adjusted, as described above, the warrant exercise price would be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which would be the number of ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which would be the number of ordinary shares so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding ordinary shares (other than those described above or that solely affects the par value of such ordinary shares), or in the case of any merger or consolidation of Babylon with or into another corporation (other than a consolidation or merger in which Babylon was the continuing corporation and that did not result in any reclassification or reorganization of Babylon’s outstanding ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the combined company as an entirety or substantially as an entirety in connection with which it is dissolved, the holders of the warrants would thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of ordinary shares in such a transaction was payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or was to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercised the warrant within thirty days following public disclosure of such transaction, the warrant exercise price would be reduced as specified in the warrant agreement, based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction was to provide additional value to holders of the warrants when an extraordinary transaction occurred during the exercise period of the warrants pursuant to which the holders of the warrants otherwise did not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula was to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.
The warrants were issued in registered form pursuant to the warrant agreement, by and between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which is filed as an exhibit to this prospectus for a complete description of the terms and conditions which were applicable to the warrants. The warrant agreement provided that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, or to correct any defective provision, but required the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.
The warrant agreement, as amended by the warrant assumption and amendment agreement, provided that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, would be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submitted to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the warrant agreement do not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.
The warrants could be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Babylon, for the number of warrants being exercised.
The warrant holders did not have the rights or privileges of holders of ordinary shares and any voting rights until they exercised their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder was be entitled to one (1) vote for each share held of record on all matters to be voted on by shareholders.
No fractional shares would be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we would, upon exercise, round down to the nearest whole number of ordinary shares to be issued to the warrant holder.
Private Placement Warrants
The private placement warrants were not redeemable by us so long as they were held by Ark Sponsors LLC (the “Sponsor”) or its permitted transferees. The Sponsor, or its permitted transferees, had the option to exercise the private placement warrants on a cashless basis. Except as described below, the private placement warrants had terms and provisions that are identical to those of the public warrants, including as to exercise price, exercisability and exercise period. If the private warrants were held by someone other than the Sponsor or its permitted transferees, the private warrants would be redeemable by us and exercisable by such holders on the same basis as the public warrants. If holders of the private warrants elected to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares of ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” meant the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.
Company Secretary
Our company secretary, whose duties include (but are not limited to) keeping board and shareholder minutes, maintaining registers of the members and directors and ensuring that Jersey statutory requirements are met, including the filing of the annual confirmation statement and accounts with the Jersey Registrar of Companies, is Computershare Company Secretarial Services (Jersey) Limited. Our registered address is 13 Castle Street, St. Helier, Jersey, JE1 1ES.

SELLING SHAREHOLDERS
This prospectus relates to the possible resale from time to time by the selling shareholders named herein, to whom we refer in this prospectus as the “Selling Shareholders,” of up to a maximum aggregate amount of 359,392,436 of our Class A ordinary shares in one or more offerings, subject to market conditions and prices, liquidity objectives and other investment considerations. The Selling Shareholders identified below may have sold, transferred or otherwise disposed of some or all of their Class A ordinary shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. We cannot advise you as to whether the Selling Shareholders will, in fact, sell any or all of such Class A ordinary shares.
The information set forth below is based upon information obtained from the Selling Shareholders and does not reflect the Reverse Share Split. The percentage of Class A ordinary shares owned after the offering is based on 620,132,944 Class A ordinary shares outstanding as of the close of business on November 15, 2022. Following the Conversion, no Class B ordinary shares are outstanding.
Name of Selling Shareholder	Number of Class A Ordinary Shares Owned Prior to Offering	Percentage of Class A Ordinary Shares Owned Prior to the Offering	Maximum Number of Class A Ordinary Shares to be Sold Pursuant to this Prospectus	Percentage of Class A Ordinary Shares Sold Pursuant to this Prospectus	Number of Class A Ordinary Shares owned After Offering of the Shares Sold Pursuant to this Prospectus	Percentage of Class A Ordinary Shares Owned After the Offering (to the extent greater than 1%)
Ali Parsadoust(1)	156,149,592	25.18%	156,149,592	25.18%	—	—
Paul-Henri Ferrand(2)	1,988,727	*	390,651(3)	*	1,598,076	*
Steve Davis	1,332,071(4)	*	427,347(5)	*	904,724	*
Invik S.A.(6)	115,433,522	18.61%	54,942,568	%	60,490,954	9.75%
Entities affiliated with VNV Global AB (publ)(7)	100,865,782	16.27%	54,334,279	8.76%	46,531,503	7.50%
Public Investment Fund(8)	75,769,746	12.22%	35,410,789	5.71%	40,358,957	6.50%
Hanging Gardens Limited(9)	16,820,250	2.71%	16,820,250	2.71%	—	—
Alkuri Sponsors LLC(10)	3,420,178	*	1,669,844	*	—	*
Palantir Technologies Inc.(11)	3,500,000	*	3,500,000	*	—	—
AMF Pensions for Sakring AB(12)	29,740,563	4.80%	6,000,000	*	23,740,563	3.83%
Swedbank Robur Fonder AB(13)	5,000,000	*	5,000,000	*	—	—
SEB Life International Assurance Company DAC(14)	10,180,539	1.64%	2,500,000	*	7,680,539	1.24%
The Fourth Swedish National Pension Fund(15)	1,864,735	*	1,200,000	*	664,735	*
Consensus Asset Management AB(16)	1,436,304	*	316,000	*	1,120,304	*
Nordnet Pensions for Sakring AB(17)	884,000	*	884,000	*	—	—
Black Ice Capital Limited(18)	7,035,140	1.13%	500,000	*	6,535,140	1.05%
Photenalo Ltd(19)	3,471,070	*	2,130,310	*	1,340,760	*
Atlas Peak Capital II, L.P.(20)	531,161	*	531,161	*	—	—
Other shareholders(21)	710,972	*	710,972	*	—	—
Envst Opportunities LLC(22)	3,377,414	*	3,377,414	*	—	—
Works Capital LLC(23)	1,863,290	*	1,863,290	*	—	—
Rich Williams(24)	600,000	*	600,000	*	—	—
DWFTQOF, LLC(25)	451,064	*	451,064	*	—	—
ODR QOF LLC(26)	633,308	*	633,308	*	—	—
211 LV, LLC(27)	523,348	*	523,348	*	—	—

Name of Selling Shareholder	Number of Class A Ordinary Shares Owned Prior to Offering	Percentage of Class A Ordinary Shares Owned Prior to the Offering	Maximum Number of Class A Ordinary Shares to be Sold Pursuant to this Prospectus	Percentage of Class A Ordinary Shares Sold Pursuant to this Prospectus	Number of Class A Ordinary Shares owned After Offering of the Shares Sold Pursuant to this Prospectus	Percentage of Class A Ordinary Shares Owned After the Offering (to the extent greater than 1%)
Jason Harinstein(28)	25,719	*	25,719	*	—	—
Katie May(29)	21,432	*	21,432	*	—	—
Stephen Smith(30)	21,433	*	21,433	*	—	—
Roushan Zenooz(31)	21,432	*	21,432	*	—	—
Mike Durden(32)	5,744	*	5,744	*	—	—
Trustees of Dartmouth College(33)	5,010,000	*	5,010,000	*	—	—
William Wrigley, Jr., as Trustee of Trust #101(34)	1,161,548	*	1,161,548	*	—	—
Flare Capital Partners I, LP(35)	1,009,818	*	1,009,818	*	—	—
Flare Capital Partners I-A, LP(36)	151,672	*	151,672	*	—	—
7wire Ventures Fund, L.P.(37)	1,036,392	*	1,036,392	*	—	—
7wire Ventures Wanxiang Strategic Fund I, LLC(38)	52,677	*	52,677	*	—	—
Amy Holmes(39)	6,122	*	6,122	*	—	—
Jordan Chang(39)	2,260	*	2,260	*	—	—

*
Represents a percentage of Class A ordinary shares of less than one percent (1%).

(1)
Consists of 156,149,592 Class A ordinary shares held of record by ALP Partners Limited. ALP Partners Limited is an entity owned and controlled by Dr. Ali Parsadoust. Mairi Johnson is Dr. Parsadoust’s spouse and thus may be deemed to beneficially own the shares held by Dr. Parsadoust.

(2)
Consists of (i) 390,651 Class A ordinary shares and (ii) 1,598,076 Class A ordinary shares issuable upon the exercise of options held of record by Paul-Henri Ferrand.

(3)
Consists of 390,651 Class A ordinary shares held of record by Paul-Henri Ferrand.

(4)
Consists of (i) 427,347 Class A ordinary shares and (ii) 904,724 Class A ordinary shares issuable upon the exercise of options held of record by Steve Davis.

(5)
Consists of 427,347 Class A ordinary shares held of record by Steve Davis.

(6)
Based on information reported on a Schedule 13D filed by Kinnevik AB (publ) and Invik S.A. on November 14, 2022 and information available to us, consists of 115,433,522 Class A ordinary shares held of record by Invik S.A., a wholly owned subsidiary of Kinnevik AB (publ), a Swedish publicly traded company. The address for Invik S.A. is 51, Boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg.

(7)
Based on information reported on a Schedule 13D filed by VNV (Cyprus) Limited, Global Health Equity (Cyprus) Ltd, VNV Sweden AB and VNV Global AB (publ) on November 10, 2022 and information available to us, consists of (i) 83,120,478 Class A ordinary shares held of record by VNV (Cyprus) Limited, a wholly-owned subsidiary of VNV Global AB (publ), a Swedish publicly traded company, and (ii) 17,745,304 Class A ordinary shares held of record by Global Health Equity (Cyprus) Ltd. VNV Global AB (publ) is the direct and sole shareholder of VNV (Cyprus) Limited. Investment and voting decisions relating to holdings of VNV (Cyprus) Limited are made by a board of directors consisting of four individuals on the basis of recommendations issued by a five-member board of directors of VNV Global AB (publ). VNV Global AB (publ) indirectly holds, through its direct wholly-owned subsidiary VNV Sweden AB, 37.35% of the shares in Global Health Equity AB (publ), with the remainder held by other foreign institutional investors and individuals. VNV Global AB (publ) is the direct and sole shareholder of VNV Sweden AB. Investment decisions relating to holdings of VNV Sweden AB are made by a board of directors consisting of three individuals on the basis of recommendations issued by a five-member board of directors of VNV Global AB (publ). Global Healthy Equity AB (publ) is the direct and sole shareholder of Global Health Equity (Cyprus) Ltd. Investment decisions relating to holdings of Global Health Equity (Cyprus) Ltd are taken by a board of directors that consists of PC Nordic Administration Limited, a third-party corporate services provider, taking into account recommendations issued by a three-member board of directors of Global Health Equity AB (publ). The Global Health Equity AB (publ) board is comprised of the management of VNV Global AB (publ). The address for VNV (Cyprus) Limited is 1, Lampousas Street, 1095 Nicosia, Cyprus, and the address of Global Health Equity (Cyprus) Ltd is c/o Stasikratous, 22, Olga Court, Office 104, 1065 Nicosia, Cyprus. The business address of each of VNV Global AB (publ) and VNV Sweden AB is Mäster Samuelsgatan 1, 111 44 Stockholm, Sweden.
(8)
Based on information reported in a Schedule 13G/A filed by the Public Investment Fund on November 14, 2022 and information available to us, consists of 75,769,746 Class A ordinary shares held of record by the Public Investment Fund, an integral part of the Kingdom of Saudi Arabia. The board of directors of the Public Investment Fund consists of His Royal Highness Mohammad bin Salman Al-Saud (Chairman), H.E. Ibrahim Abdulaziz Al-Assaf, H.E. Mohammad Abdul Malek Al Shaikh, H.E. Khalid Abdulaziz Al-Falih, H.E. Dr. Majid Bin Abdullah Al Qasabi, H.E. Mohammad Abdullah Al-Jadaan, H.E. Mohamed Mazyed Altwaijri, H.E. Ahmed Aqeel Al-Khateeb, and H.E. Yasir Othman Al-Rumayyan. The address for the Public Investment Fund is Alr’idah Digital City, Building MU04, Al Nakhil District, P.O. Box 6847, Riyadh 11452, The Kingdom of Saudi Arabia.

(9)
Consists of 16,820,250 Class A ordinary shares held of record by Hanging Gardens Limited. The address of Hanging Gardens Limited is Little Denmark Building, P.O. Box 4585, Road Town, Tortola, British Virgin Islands.

(10)
Consists of (i) 1,519,844 Class A ordinary shares held of record by or for the benefit of Alkuri Sponsors LLC; (ii), 150,000 Class A ordinary shares held of record by Envst Opportunities 2 LLC and (iii) 1,750,334 Class A ordinary shares issued in connection with the Warrant Exchange Offer held of record by Alkuri Sponsors LLC. Rich Williams and Sultan Al-Maadeed together have voting and investment discretion with respect to the shares held by Alkuri Sponsors LLC. The address of Alkuri Sponsors LLC is 4235 Hillsboro Pike STE 300, Nashville TN, United States 37215-3344. The address of Works Capital LLC is 4235 Hillsboro Pike, Ste 300, Nashville TN, United States 37215-3344.

(11)
Consists of 3,500,000 Class A ordinary shares held of record by Palantir Technologies Inc. The address of Palantir Technologies Inc. is 1555 Blake Street, ste. 250, Denver CO, United States 80202.

(12)
Consists of 6,000,000 Class A ordinary shares held of record by AMF Pensions for Sakring AB and 23,740,563 Class A ordinary shares held of record by AMF Tjänstepension AB. The address of AMF Pensions for Sakring AB and AMF Tjänstepension AB is Klara Sodra Kyrkogata 18, 113 88 Stockholm, Sweden.

(13)
Consists of 5,000,000 Class A ordinary shares held of record by Swedbank Robur Fonder AB. The address of Swedbank Robur Fonder AB is NY Teknik, Landsvagen 40, 172 63 Sundbyberg, Sweden.

(14)
Consists of 10,180,539 Class A ordinary shares held of record by SEB Life International Assurance Company DAC. The address of SEB Life International Assurance Company DAC is Bloodstone Building, Sir John Rogerson’s Quay, Dublin 2, Ireland.

(15)
Consists of 1,436,304 Class A ordinary shares held of record by The Fourth Swedish National Pension Fund. The address of The Fourth Swedish National Pension Fund is BOX 3069, 103 61 Stockholm, Sweden.

(16)
Consists of 1,752,304 Class A ordinary shares held of record by Consensus Asset Management AB. The address of Consensus Asset Management AB is Krokslatts Parkgata 4, 431 68 Molndal, Sweden.

(17)
Consists of 884,000 Class A ordinary shares held of record by Nordnet Pensions for Sakring AB. The address of Nordnet Pensions for Sakring AB is BOX 30068 SE, 104 25 Stockholm, Sweden.

(18)
Consists of 7,035,140 Class A ordinary shares held of record by Black Ice Capital Limited. The address of Black Ice Capital Limited is 1ST & 2ND floors Elisabeth House, Les Rouettes Brayes GY, 11 EW, St Peter Port, Guernsey.

(19)
Consists of 3,471,070 Class A ordinary shares held of record by Photenalo Limited. The address of Photenalo Limited is Themistokli Dervi, 5n Elenion Building, 1068, Nicosia, Cyprus.

(20)
Consists of 531,161 Class A Ordinary Shares held of record by Atlas Peak Capital II, L.P. The address of Atlas Peak Capital II, L.P. is 850 New Burton Road, Suire 201, Dover, Delaware 19904, USA.

(21)
Consists of 710,972 Class A ordinary shares.

(22)
Consists of 3,377,414 Class A ordinary shares held of record by Envst Opportunities LLC. The address of Envst Opportunities LLC is 2708 Wilshire Blvd, Suite 380 Santa Monica, CA 90403.

(23)
Consists of 1,863,290 Class A ordinary shares held of record by Works Capital LLC. The address of Works Capital LLC is 4235 Hillsboro Pike, Suite 300, Nashville, TN 37215.

(24)
Consists of 600,000 Class A ordinary shares held of record by Rich Williams. The address of Rich Williams is 4020 Sneed Road, Nashville, TN 37215.

(25)
Consists of 451,064 Class A ordinary shares held of record by DWFTQOF, LLC. The address of DWFTQOF, LLC is 4020 Sneed Road, Nashville, TN 37215.

(26)
Consists of 633,308 Class A ordinary shares held of record by ODR QOF LLC. The address of ODR QOF LLC is 250 N Whistleberry Road, Gallatin Gateway, MT 59730.

(27)
Consists of 523,348 Class A ordinary shares held of record by 211 LV, LLC. The address of 211 LV, LLC is 1980 Festival Plaza Drive Suite 300, Las Vegas, NV 89135.

(28)
Consists of 25,719 Class A ordinary shares held of record by Jason Harinstein. The address of Jason Harinstein is 1980 Festival Plaza Drive Suite 300, Las Vegas, NV 89135.

(29)
Consists of 21,432 Class A ordinary shares held of record by Katie May. The address of Katie May is 1511 Rockcliff Road, Austin, TX 78746.

(30)
Consists of 21,433 Class A ordinary shares held of record by Stephen Smith. The address of Stephen Smith is 6 Lynn Road, Englewood, CO 80113.

(31)
Consists of 21,432 Class A ordinary shares held of record by Roushan Zenooz. The address of Roushan Zenooz is 576 Magdalena Avenue, Los Altos, CA 94024.

(32)
Consists of 5,744 Class A ordinary shares held of record by Mike Durden. The address of Mike Durden is 48 Duncan Estate Drive, Fletcher, NC 28732.

(33)
Consists of 5,010,000 Class A ordinary shares held of record by Trustees of Dartmouth College. The address of Trustees of Dartmouth College is 7 Lebanon St, ste 302, Hanover, NH 03755.

(34)
Consists of 1,161,548 Class A ordinary shares held of record by William Wrigley, Jr., as Trustee of Trust #101. The address of William Wrigley, Jr., as Trustee of Trust #101 is 1 N. Franklin St., Suite 3175, Chicago, IL 60606.

(35)
Consists of 1,009,818 Class A ordinary shares held of record by Flare Capital Partners I, LP. The address of Flare Capital Partners I, LP is 800 Boylston Street, Suite 2310, Boston, MA 02199.

(36)
Consists of 151,672 Class A ordinary shares held of record by Flare Capital Partners I-A, LP. The address of Flare Capital Partners I-A, LP is 800 Boylston Street, Suite 2310, Boston, MA 02199.

(37)
Consists of 1,036,392 Class A ordinary shares held of record by 7wire Ventures Fund, L.P. The address of 7wire Ventures Fund, L.P. is 444 N. Michigan Avenue, Suite 3400, Chicago, IL 60611.

(38)
Consists of 52,677 Class A ordinary shares held of record by 7wire Ventures Wanxiang Strategic Fund I, LLC. The address of 7wire Ventures Wanxiang Strategic Fund I, LLC is 444 N. Michigan Avenue, Suite 3400, Chicago, IL 60611.

(39)
Consists of Class A ordinary shares issued upon exercise of options under our equity compensation plans. The address for these selling shareholders is c/o Babylon Inc., 2500 Bee Cave Road, Austin, TX 78746.

PLAN OF DISTRIBUTION
We are registering the offer and sale, from time to time, by the Selling Shareholders of 359,392,436 Class A ordinary shares.

We will not receive any of the proceeds from the sale of the securities by the Selling Shareholders. The aggregate proceeds to the Selling Shareholders from the sale of the Shares will be the purchase price of the Shares less any discounts and commissions. We will not pay any brokers’ or underwriters’ discounts and commissions in connection with the registration and sale of the Shares covered by this prospectus. The Selling Shareholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchases of Shares to be made directly or through agents.
Upon effectiveness of the registration statement of which this prospectus forms a part, the securities beneficially owned by the Selling Shareholders covered by this prospectus may be offered and sold from time to time by the Selling Shareholders. Notwithstanding the foregoing, Selling Shareholders subject to our Insider Trading Policy are subject to our regular pre-clearance procedures for trading of our Class A ordinary shares.
The term “Selling Shareholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from the Selling Shareholders as a gift, pledge, partnership or membership distribution or other transfer. The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Shareholders and any of their permitted transferees may sell their securities offered by this prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions.
The Shares offered by this prospectus may be sold from time to time to purchasers:
•
directly by the Selling Shareholders;

•
to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling securityholders or the purchasers of the Shares;

•
through trading plans entered into by a Selling Shareholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•
ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•
block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

•
any other method permitted pursuant to applicable law; and

•
a combination of any such methods of sale.

Any underwriters, broker-dealers or agents who participate in the sale or distribution of the Shares may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any discounts, commissions or concessions received by any such broker-dealer or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters are subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities under the Securities Act and the Exchange Act. We will make copies of this prospectus available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To our knowledge, there are currently no plans, arrangements or understandings between the selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Shares by the Selling Shareholders.
The Shares may be sold in one or more transactions at:
•
fixed prices;

•
prevailing market prices at the time of sale;

•
prices related to such prevailing market prices;

•
varying prices determined at the time of sale; or

•
negotiated prices.

These sales may be effected in one or more transactions:
•
on any securities exchange or quotation service on which the Shares may be listed or quoted at the time of sale, including the NYSE;

•
in the over-the-counter market;

•
in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•
any other method permitted by applicable law; or

•
through any combination of the foregoing.

In addition, a Selling Shareholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution. The Selling Shareholder also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a Selling Shareholder that a donee, pledgee, transferee, other successor-in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a Selling Shareholder.
At the time a particular offering of the Shares is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling securityholders, the aggregate amount of Shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers. We may suspend the sale of Shares by the selling securityholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.
The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner, and size of each resale or other transfer. There can be no assurance that the Selling Shareholders will sell any or all of the Shares under this prospectus. Further, we cannot assure you that the Selling Shareholders will not transfer, distribute, devise or gift the Shares by other means not described in this prospectus. In addition, any Shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The Shares may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.
The Selling Shareholders and any other person participating in the sale of the Shares will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Shares by the Selling Shareholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Shares to engage in market-making activities with respect to the particular Shares being distributed. This may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.
With respect to those Shares being registered pursuant to the PIPE Investment, we have agreed to indemnify or hold harmless the applicable Selling Shareholders and all of their officers, directors, and agents of each, and control persons, as applicable, against certain liabilities, including certain liabilities under the Securities Act. Such Selling Shareholders have agreed to indemnify us in certain circumstances against certain liabilities, including certain liabilities under the Securities Act. The Selling Shareholders have agreed to indemnify any broker or underwriter that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act.
For additional information regarding expenses of registration, see the sections titled “Expenses” and “Use of Proceeds.”

LEGAL MATTERS
Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP. The validity of the Class A ordinary shares registered pursuant to this registration statement of which this prospectus forms a part and other legal matters as to Jersey law will be passed upon for us by Walkers (Jersey) LLP.
EXPERTS
The consolidated financial statements of Babylon Holdings Limited and its subsidiaries as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021, have been incorporated by reference herein in reliance upon the report of KPMG LLP (United Kingdom) (“KPMG”), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2021 consolidated financial statements contains an explanatory paragraph that states that the Company’s dependency on its ability to raise further capital in the short term gives rise to significant doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
KPMG audited the consolidated financial statements of Babylon Holdings Limited for the years ended December 31, 2021, 2020 and 2019 and were in compliance with the independence requirements of the United Kingdom (the Financial Reporting Council’s Ethical Standard and the International Ethics Standards Board for Accountants’ Code of Ethics (“IESBA”)) for such periods and when the respective audit reports incorporated by reference in this prospectus were issued. In addition, for 2020, KPMG was required to be independent under SEC and PCAOB independence Rules and Regulations. However, during 2020, one of KPMG’s affiliates, referred to as a KPMG member firm, provided non-audit services pursuant to an engagement between an upstream controlling affiliate of us and that KPMG member firm. This related to the delivery of a service that consisted of a legal service and a management function, to an upstream affiliate of ours that was impermissible when evaluated under the auditor independence standards of Regulation S-X and of the PCAOB. The KPMG member firm that engaged in delivery of this service did not include KPMG U.K. or any of its staff and did not provide any audit services to us. Under local and IESBA rules this service was permissible.
This impermissible non-audit service was related to a legal service and a management function on the structure of a property investment by an upstream affiliate of ours and did not relate to the core group business activities that will be included in our consolidated financial statements. None of the deliverables under the service will be subject to audit procedures performed by KPMG U.K. as part of our audit, and the service had no impact on the internal control over our financial reporting. Together, the KPMG member firm earned fees of approximately 17,000 Euro ($19,000 USD equivalent) in 2020 in relation to this non-audit service. These fees were insignificant to the business of the relevant KPMG member firm providing the service as well as to Babylon. The management of the upstream affiliate of Babylon Holdings Limited retained all decision making and ultimate responsibility for the service provided, and the service was completed and exited in September 2020.
The audit committee of our board of directors and KPMG have separately considered the impact that this impermissible non-audit service may have had on KPMG’s objectivity and impartiality with respect to their audits of us. Both the audit committee of our board of directors and KPMG have concluded this non-audit service did not affect KPMG’s ability to exercise objective and impartial judgment on all issues encompassed within the audit engagement performed by KPMG for our consolidated financial statements for the year ended December 31, 2020, and that a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion.

ENFORCEABILITY OF CIVIL LIABILITIES
Babylon is a public limited company incorporated under the laws of Jersey, Channel Islands. Some of Babylon’s directors, executive officers and persons discharging managerial responsibilities, and certain experts named in this prospectus, reside outside the U.S. A substantial portion of Babylon’s assets and the assets of those non-resident persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon Babylon or those persons or to enforce against Babylon or them, either inside or outside the U.S., judgments obtained in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the U.S., in any action predicated upon civil liability provisions of the federal securities laws of the U.S. Both in original actions and in actions for the enforcement of judgments of U.S. courts, there is doubt as to whether civil liabilities predicated solely upon the U.S. federal securities laws are enforceable in Jersey.

EXPENSES
The following table sets forth the expenses related to the filing of the registration statement of which this prospectus forms a part, all of which will be paid by us. In addition, we may incur additional expenses in the future in connection with the offering of our securities pursuant to this prospectus. If required, any such additional expenses will be disclosed in a prospectus supplement. All amounts other than the SEC registration fee are estimates.
SEC registration fee	$336,415.92(1)
Printing expenses	400,000
Legal fees and expenses	475,000
Accountants’ fees and expenses	400,000
Miscellaneous costs	188,584.08
Total	$1,400,000.00

(1)
The Company previously paid registration fees of $336,415.92 to the SEC in connection with the registration of the securities hereunder.

DOCUMENTS INCORPORATED BY REFERENCE
The SEC allows us to incorporate by reference the information we file with the SEC, by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus or in any incorporated document. You should not assume that information in any document incorporated by reference into this prospectus or any accompanying prospectus supplement is current as of any date other than the date of that document. This prospectus will be deemed to incorporate by reference the following documents, except that we do not incorporate any document or portion of a document that was furnished and deemed by the rules of the SEC not to have been filed:
•
our Annual Report of on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022;

•
our Reports of Foreign Private Issuer on Form 6-K filed with the SEC on January 5, 2022; January 14, 2022; February 10, 2022; April 6, 2022; May 20, 2022 (excluding the condensed consolidated financial statements (unaudited) for the three months ended March 31, 2022 and corresponding Management’s Discussion and Analysis for the three months ended March 31, 2022); June 21, 2022; June 23, 2022; August 1, 2022; August 18, 2022; August 23, 2022; September 15, 2022; September 22, 2022; October 12, 2022; October 17, 2022; October 18, 2022; November 4, 2022; and November 9, 2022; and

•
the description of our ordinary shares contained in our registration statement on Form 8-A filed on October 21, 2021.

In addition, any other annual reports on Form 20-F and reports on Form 6-K (or Form 8-K after January 1, 2023) that we subsequently furnish to the SEC pursuant to the Exchange Act prior to the termination of an offering made pursuant to this prospectus, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus (if they state that they are incorporated by reference into this prospectus) and deemed to be part of this registration statement from the date of the filing of such documents.
We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus. You may obtain a copy of these documents by writing to or telephoning us at the following address: 2500 Bee Cave Road, Building 1 —  Suite 400, Austin, Texas 78746 and Babylon’s telephone number at that address is (512) 967-3787. Alternatively, copies of these documents are available via our website (http://www.babylonhealth.com). The information on our website is not incorporated by reference into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and current reports on Form 6-K. The SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers and directors are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

359,392,436
Class A Ordinary Shares
PROSPECTUS
December 5, 2022